Exhibit 99.1

Kitov Announces Filing by FDA of New Drug Application for KIT-302

TEL AVIV, Israel, October 2, 2017 /PRNewswire/ --

Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV, TASE: KTOV), an innovative biopharmaceutical company, today announced that the U.S. Food and Drug Administration (FDA) filed the Company’s New Drug Application (NDA) for KIT-302, its lead drug candidate, thereby accepting the NDA for a full review. KIT-302 is a patented combination of celecoxib and amlodipine, and is intended to treat osteoarthritis pain and hypertension simultaneously. In connection with its determination that Kitov’s application is sufficiently complete to permit a substantive review, the FDA, under the Prescription Drug User Fee Act (PDUFA), has set a target date of May 31, 2018 to complete its review.

“The acceptance of filing of our NDA for KIT-302 represents a key achievement toward commercialization of our lead drug candidate. We intend to work closely with FDA as it reviews the NDA,” stated J. Paul Waymack, M.D., Sc.D., Kitov’s Chairman of the Board and Chief Medical Officer. “We look forward to FDA rendering a decision on approval for marketing of KIT-302 during the second quarter of 2018.”

Dr. Waymack added, “We are extremely proud of the high-quality NDA package that has now been filed by FDA. We appreciate the hard work of our internal regulatory team in the preparation of NDA package, the participation of various clinics and hospitals in the United Kingdom in the trial, and the European Contract Research Organizations that collected, stored, and performed statistical analysis of the data. Most importantly, the data from KIT-302’s pivotal Phase III clinical trial demonstrated that the study met its primary endpoint with statistical significance of p=0.001.”

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ: KTOV, TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. Kitov’s newest drug, NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com